SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

REQUIRED INFORMATION

1.	The Financial Statements and Supplemental Schedule of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits: Exhibit 23. Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM

Date: June 28, 2004	By:	/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Senior Vice President and Chief Financial Officer Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2003

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Bristol-Myers Squibb Puerto Rico, Inc.

Savings and Investment Program and the

Savings Plan Committee of Bristol-Myers

Squibb Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Philadelphia, Pennsylvania June 25, 2004

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 and 2002

(IN THOUSANDS)

	2003	2002
Assets:
Interest in Savings Plan Master Trust	$58,027	$44,342
Loans to Participants	2,866	3,072

Net Assets Available for Benefits	$60,893	$47,414

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

(IN THOUSANDS)

	2003	2002
ADDITIONS:
Employer contributions	$2,745	$2,880
Employee contributions	5,919	6,869
Program’s share of net investment income in Savings Plan Master Trust	10,328	—

Total additions	18,992	9,749

DEDUCTIONS:
Distributions and withdrawals	(5,513)	(7,407)
Program’s share of net investment loss in Savings Plan Master Trust	—	(25,559)

Total deductions	(5,513)	(32,966)

Net additions (deductions)	13,479	(23,217)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	47,414	70,631

End of Year	$60,893	$47,414

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 1 - DESCRIPTION OF PLAN

General

The Bristol-Myers Puerto Rico, Inc. Savings Plan (the “Plan”) became effective on July 1, 1986. Bankers Trust Company was appointed the trustee under the terms of a Trust Agreement with Chase Manhattan Bank as co-trustee.

Effective January 1, 1991, the name of the Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings Plan (the “Savings Plan”). Effective January 1, 1991, the Northern Trust Company was appointed trustee (the “Trustee”) of the Savings Plan under the terms of a new Trust Agreement (the “Trust”), replacing Bankers Trust Company, with Chase Manhattan Bank remaining as co-trustee. The net assets of the Savings Plan were then transferred to the Trustee.

Effective January 1, 1992, the name of the Savings Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”). Simultaneously, the Program was amended to permit participant contributions on a pre-tax basis under Section 401(k) of the Internal Revenue Code and Section 165(e) of the Puerto Rico Income Tax Act of 1954.

The Program operated within the Bristol-Myers Squibb Company Master Trust (the “Master Trust”). The Master Trust consolidated the assets of the Program with those of the Bristol-Myers Squibb Company Savings and Investment Program (the “Savings Program”), the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Thrift Plan”), the Drackett/Bristol-Myers Squibb Employees’ Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans.

Effective October 1, 1994, the Savings Program and the Thrift Plan ceased operating under the Master Trust.

Effective April 1, 1999, the Program was amended and restated to reflect the appointment of Fidelity as the record keeper, administrative agent and trustee of the Program. New features of the Program included: changes in investment options offered to participants, the valuation of participant account balances on a daily basis, the payment of investment management fees from each fund’s assets rather than from Company assets (excluding Fixed Income Fund) and the allowance of inter-fund transfers and changes to contribution levels to be made on a daily basis.

Effective April 1, 1999, the Program began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the “Savings Plan Master Trust”). The assets of the Program were then commingled within the Savings Plan Master Trust with the assets of the Savings Program and the Thrift Plan.

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Program, the Savings Program and the Thrift Plan.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The Program is administered by an Administrative Committee appointed by the Board of Directors of Bristol-Myers Squibb Puerto Rico, Inc. (the “Company”). The named fiduciary for the Puerto Rico Program is the Bristol-Myers Squibb Company Savings Plan Committee.

A Zimmer Holdings, Inc. Stock Fund (the “Zimmer Stock Fund”) was established in the Program on August 6, 2001, at the time of the spin off. All participants in the Company Stock Fund received in this fund one share of Zimmer Holdings, Inc. stock for every ten shares of Bristol-Myers Squibb stock held in the Company Stock Fund. Balances can remain in this fund for two years as of the spin off completion date but no new contributions or inter-fund transfers to the fund are permitted. Participants may direct the trustee to liquidate some or all of their holdings in the Zimmer Stock Fund at any time during this two-year period and re-invest the proceeds in the other funds available under the Program. This fund was discontinued effective August 5, 2003, and remaining balances were transferred to the Fixed Income Fund.

Effective March 1, 2003, the Program was amended to eliminate the six-month waiting period. Eligible employees may participate in the Program following their date of hire, although the company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Program. An employee electing to participate in the Program can elect to contribute up to 25% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 25% and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total of 25%, both on an after-tax and pre-tax basis subject to applicable limitations. For each participant, the first 6% of total combined contributions is matched 75% by the Company.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. Participant contributions are invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, Fidelity U.S. Equity Index Commingled Pool, Managers Special Equity Fund and Vanguard Total International Stock Index Fund.

Prior to March 1, 2003, company matching contributions were automatically invested in the Company Stock Fund. These contributions could not be transferred out of the Company Stock Fund unless the participant was 55 years of age or older. Effective March 1, 2003, the Program was amended to eliminate the requirement that company matching contributions be invested in the Company Stock Fund until age 55. Employees may now invest prior and future company matching contributions in any of the funds available under the Program. Effective as of January 1, 2002, the Company Stock Fund became an Employee Stock Ownership Plan or ESOP.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The Program was amended to comply with the applicable provisions of the following Federal tax laws but only to the extent that such amendments did not conflict with the requirements for qualified retirement plans under the Puerto Rico tax code:

•	The General Agreement on Tariffs and Trade 1994 (GATT)

•	The Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA)

•	The Small Business Job Protections Act of 1996 (SBJPA)

•	The Taxpayer Relief Act of 1997 (TRA’97)

•	The Internal Revenue Service Restructuring and Reform Act of 1998 (RRA ’98), and

•	The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The statutes listed above, with the exception of EGTRRA, are collectively referred to as GUST.

As of July 1, 2002, the Program was amended to allow for “catch up” contributions for eligible participants who were 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age the opportunity to make additional pre-tax contributions over the applicable Internal Revenue Service and Program limits. Generally, if an eligible employee’s contribution rate is at 25%, such contributions exceed Internal Revenue Service applicable limits and he or she satisfies the age requirement, then that employee may make catch-up contributions. The catch-up contribution itself is limited to $2 in 2003 and will increase in thousand dollar increments to $5 in 2006. Thereafter, the catch-up contribution limit will be indexed for inflation.

Savings Plan Master Trust Investments

Company Stock Fund – Consists primarily of shares of common stock of Bristol-Myers Squibb Company which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time-to-time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company. Excluding the impact of contributions receivable and dividends receivable, net additions/(deductions) to the Company Stock Fund in 2003 and 2002 totaled $8,751 and ($24,744), respectively.

Zimmer Holdings, Inc. Stock Fund – Consists primarily of shares of common stock of Zimmer Holdings, Inc. which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Zimmer Holdings, Inc. Net additions/(deductions) to the Zimmer Holdings, Inc. Stock Fund in 2003 and 2002 totaled ($2,502) and ($75), respectively. This fund was discontinued effective August 5, 2003, and remaining balances were transferred to the Fixed Income Fund.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Fixed Income Fund – Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a gross basis. Contracts with the John Hancock Mutual Life Insurance Company, the Metropolitan Life Insurance Company and the Principal Mutual Life Insurance Company were in place at December 31, 2003.

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time, this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2003 and 2002 was 5.2% and 6.0%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2003 and 2002 was 4.8% and 5.7%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Fidelity Select Equity Small Capitalization Collective Trust Fund – Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the index.

Fidelity Equity-Income Fund – Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index.

Fidelity Growth Company Fund – Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund – Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund – Seeks to provide income and capital growth consistent with reasonable risk.

U.S. Equity Index Commingled Pool – Seeks to approximate the composition and the total return on the Standard & Poor’s 500 Index.

Managers Special Equity Fund – Seeks to provide capital appreciation through investment in small and medium sized companies.

Putnam International Equity Fund—Class A – Seeks to provide capital appreciation through investment in international equities. This fund was discontinued effective December 19, 2003, and remaining balances were transferred to the Fixed Income Fund.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Vanguard Total International Stock Index Fund—Investor Class – Seeks to approximate the composition and total return of well known international stock indices.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made, subject to certain restrictions of the Program.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the Company contributions are forfeited and returned to the Company. (See Note 3 for further discussions on forfeitures.) Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Loans

While remaining in employment, a participant may request a loan from the Loan Fund. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

At December 31, 2003 and 2002 there were outstanding loans totaling $2,866 and $3,072, respectively, with interest rates ranging from 5.00% to 10.00% and from 5.25% to 10.00%, respectively, and varying maturity dates.

Termination of Employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

NOTE 2 - ACCOUNTING POLICIES

Valuation

Valuation of investments of the Program represents the Program’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows:

Zimmer Stock in the Zimmer Stock Fund and the Company Stock are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

respective fair values. Shares of the Fidelity mutual funds and other retail mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end. Investments in guaranteed investment contracts (“GICs”) are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program Year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust, are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the statement of changes in net assets available for benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

All expenses incurred by the Program, including investment management and trustee fees, are paid by both the fund assets and the Company.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 3 - TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2003 and 2002 were $37 and $16, respectively.

NOTE 4 - TAX STATUS OF THE PROGRAM

The Program is designed to meet the requirements of Sections 401(a) and 401(k) of the U.S. Internal Revenue Code of 1986, as amended and Section 165(e) of the Puerto Rico Tax Code. In the Program’s latest determination letter dated July 8, 2003, the U.S. Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, counsel believes that the Program is qualified and the related Trust is tax-exempt as of December 31, 2003 and 2002.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant will not be subject to income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant’s account is distributed to the participant.

NOTE 5 - TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with program provisions, the Company has the right to amend or replace the Program for any reason.

NOTE 6 - MASTER TRUST

The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2003 and 2002 was 2% in each year. The Program’s approximate share of the net investment income (loss) in the Savings Plan Master Trust for each of the years ended December 31, 2003 and 2002 was 2%.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

At December 31, 2003 and 2002, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

	2003		2002
	Cost	Market Value	Cost	Market Value
Assets:
Investments at Fair Value:
Company Stock Fund Bristol-Myers Squibb Company
Common Stock	$933,328	$1,065,708	$930,891	$859,792
Fidelity Management Trust Company Institutional Cash Portfolio	10,351	10,351	9,726	9,726
Zimmer Holdings, Inc. Stock Fund Zimmer Holdings Inc. Common Stock	—	—	32,683	111,221
Fidelity Management Trust Company Institutional Cash Portfolio	—	—	1,641	1,641
Fixed Income Fund:
Group Annuity Contracts, New York Life Insurance Company with 2003 interest rates ranging from 4.06% to 6.83%, varying maturity dates	279,798	279,798	265,737	265,737
Group Annuity Contracts, Metropolitan Life Insurance Company with 2003 interest rates ranging from 3.84% to 7.54%, varying maturity dates	131,562	131,562	163,674	163,674
Group Annuity Contracts, Principal Mutual Life Insurance Company with 2003 interest rates ranging from 5.85% to 6.55%, varying maturity dates	156,977	156,977	160,617	160,617
Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2003 interest rates ranging from 4.42% to 6.83%, varying maturity dates	149,678	149,678	142,691	142,691

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

	2003		2002
	Cost	Market Value	Cost	Market Value
Group Annuity Contract, Travelers Insurance Co. with a 2003 interest rate of 2.98%, varying maturity dates	$63,945	$63,945	$—	$—
Fidelity Institutional Cash Portfolio Money Market	31,444	31,444	29,018	29,018
Fidelity Puritan Fund	34,323	36,918	20,513	18,588
Fidelity Equity-Income Fund	159,267	172,620	146,298	124,748
Fidelity Growth Company Fund	319,589	306,940	308,583	200,841
Fidelity Retirement Money Market Portfolio	123,878	123,878	69,708	69,708
Fidelity US Bond Index Fund	101,749	105,298	91,375	96,495
Fidelity US Equity Index Commingled Pool	353,371	337,411	367,674	267,345
Dreyfus Appreciation Fund, Inc.	38,063	38,225	27,736	21,933
Fidelity Select Equity Small Capitalization Collective Trust Fund	73,690	98,828	66,209	64,685
Managers Special Equity Fund	13,377	15,191	—	—
Vanguard Total International Stock Index Fund	8,131	9,148	—	—

Total Investments	2,982,521	3,133,920	2,834,774	2,608,460
Receivables:
Contributions Receivable	—	6,248	—	5,089
Interest Receivable	—	8	—	15
Dividends Receivable	—	10,434	—	10,400
Receivables from Sales of Securities	—	—	—	619
Other Receivables, Net	—	—	—	45

Net Assets	$2,982,521	$3,150,610	$2,834,774	$2,624,628

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The Statements of Changes in Net Assets Available for Benefits in the Savings Plan Master Trust for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Additions:
Transfer in from the DuPont Savings Plan	$—	$78
Employer contributions	54,205	54,424
Employee contributions	156,814	164,957

	211,019	219,459

Investment activities:
Interest income	44,389	44,499
Dividend income	56,838	60,708
Net appreciation in fair value of investments	450,805	—

Net investment activities	552,032	105,207

Total additions and net investment activities	763,051	324,666

Deductions:
Distributions and withdrawals	(237,069)	(322,398)
Net depreciation in fair value of investments	—	(1,216,890)

Total deductions	(237,069)	(1,539,288)

Increase (decrease) in trust net assets	525,982	(1,214,622)
Net Assets:
Beginning of Year	2,624,628	3,839,250

End of Year	$3,150,610	$2,624,628

The net appreciation (depreciation) in the fair value of the Savings Plan Master Trust investments by fund for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Company Stock Fund	$204,221	$(1,009,091)
Zimmer Holdings, Inc. Stock Fund	12,031	32,768
Fidelity Puritan Fund	4,361	(2,017)
Fidelity Equity-Income Fund	33,235	(29,500)
Fidelity Growth Company Fund	85,279	(107,001)
Fidelity U.S. Bond Index Fund	(524)	3,506
U.S. Equity Index Commingled Pool	75,225	(81,122)
Dreyfus Appreciation Fund, Inc.	5,300	(4,599)
Fidelity Select Equity Small Capitalization Collective Trust Fund	27,975	(19,834)
Managers Special Equity Fund	1,981	—
Putnam International Equity A Fund	639	—
Vanguard Total International Stock Index Fund	1,082	—

	$450,805	$(1,216,890)

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Program. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. The Company is the program sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions.

SCHEDULE H (Line 4i)

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2003

(IN THOUSANDS)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost Value	Current Value
* Program participant	Participant loans, with varying maturity dates		$2,866

	Interest rates: 5.00% to 10.00%

*	Denotes a party-in-interest to the Program.

S-1